Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

November 2, 2011

Tia Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Health Care Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Man Shing Agricultural Holdings, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed September 28, 2011
File No. 000-53146

Dear Ms. Jenkins:

On behalf of our client, Man Shing Agricultural Holdings, Inc., a Nevada company (including its subsidiaries unless the context indicates otherwise, the “Company”), we hereby provide responses to comments issued in a letter dated October 26, 2011 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K filed September 28, 2010 and the Company’s Annual Report on Form 10-K filed September 28, 2011.

We have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

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A limited liability partnership including professional corporations

Tia Jenkins Securities and Exchange Commission November 2, 2011 Page 2

Form 10-K for Fiscal Year Ended June 30, 2010

Item 9.A. Controls and Procedures, page 10

1.
We note your response to our prior comments 1 and 2. It appears to us that those primarily responsible for the preparation of your books and records and financial statements (i.e., your Chief Financial Officer and Financial Controller), do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that all of those listed above do not hold a license such as Certified Public Accountant in the U.S., have not attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP, and their U.S. GAAP audit experience, consists of approximately 20 months of work experience, of which some of that experience relates to the audit of a company that did not have U.S. GAAP reporting requirements at the time. Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

COMPANY RESPONSE: The Company will file an amendment to its Annual Report on Form 10-K for the year ended June 30, 2010 and revise its disclosure on internal control over financial reporting as follows:

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that as of June 30, 2010, our internal controls over financial reporting were not effective.

The material weakness and significant deficiency identified by our management as of June 30, 2010  relates to our ability to record transactions and provide disclosures in accordance with U.S. GAAP. We did not have sufficient and skilled accounting personnel with an appropriate level of technical accounting knowledge and experience in the application of US GAAP commensurate with our financial reporting requirements. For example, our staff members do not hold licenses such as Certified Public Accountant in the U.S., have not attended U.S. institutions for training as accountants, and have not attended extended educational programs that would provide sufficient relevant education relating to U.S. GAAP. Our staff needs substantial training to meet the demands of a U.S. public company and our staff’s understanding of the requirements of U.S. GAAP-based reporting are inadequate.

Tia Jenkins Securities and Exchange Commission November 2, 2011 Page 3

Changes in Internal Controls over Financial Reporting

During the fourth quarter of the year ended June 30, 2010, our management determined that our controls and procedures were ineffective, as described in further detail above. There were no changes in our internal controls over financial reporting (as defined in Rules 13a-15 or 15d-15 under the 1934 Act) during the fourth quarter of the year ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations Over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Management, including our principal executive officer and principal financial officer, does not expect that our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tia Jenkins Securities and Exchange Commission November 2, 2011 Page 4

In addition, the Company will revise its disclosure relating to its disclosure controls and procedures as follows:

Disclosure Controls and Procedures

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of June 30, 2010, and, based on their evaluation, as of the end of such period, that our disclosure controls and procedures were  not effective as of the end of the period covered by the Annual Report due to the material weakness in our internal control over financial reporting described below.

Tia Jenkins Securities and Exchange Commission November 2, 2011 Page 5

Form 10-K for Fiscal Year Ended June 30, 2011

Item 9.A. Controls and Procedures, page 16

2.
In conjunction with the comment issued above, the fact that you hired a consultant to assist you for only 30 hours since March 2011 does not alleviate our concerns about your ability to prepare financial statements in accordance with U.S. GAAP. Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in you amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

COMPANY RESPONSE: The Company will file an amendment to its Annual Report on Form 10-K for the year ended June 30, 2011 and revise its disclosure on internal control over financial reporting as follows:

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that as of June 30, 2011, our internal controls over financial reporting were not effective.

The material weakness and significant deficiency identified by our management as of June 30, 2011 relates to the ability of the Company to record transactions and provide disclosures in accordance with U.S. GAAP. We did not have sufficient and skilled accounting personnel with an appropriate level of technical accounting knowledge and experience in the application of US GAAP commensurate with our financial reporting requirements. For example, our staff members do not hold licenses such as Certified Public Accountant in the U.S., have not attended U.S. institutions for training as accountants, and have not attended extended educational programs that would provide sufficient relevant education relating to U.S. GAAP. Our staff needs substantial training to meet the demands of a U.S. public company and our staff’s understanding of the requirements of U.S. GAAP-based reporting are inadequate.

Tia Jenkins Securities and Exchange Commission November 2, 2011 Page 6

Remediation Initiative

We previously began to provide U.S. GAAP training sessions to our accounting team and intend to increase the amount of training that each member of our accounting team receives. The training sessions will be organized to help our corporate accounting team gain experience in U.S. GAAP reporting and to enhance their awareness of new and emerging pronouncements with potential impact over our financial reporting. We also engaged a certified public accounting firm in the United States to act as a consultant to provide advice regarding U.S. GAAP and internal controls over financial reporting.

Changes in Internal Controls over Financial Reporting

In March 2011, we engaged a certified public accounting firm in the United States to act as a consultant to provide advice regarding internal controls over financial reporting.

There were no changes in our internal controls over financial reporting (as defined in Rules 13a-15 or 15d-15 under the 1934 Act) during the fourth quarter of the year ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations Over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Tia Jenkins Securities and Exchange Commission November 2, 2011 Page 7

Management, including our principal executive officer and principal financial officer, does not expect that our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In addition, the Company will revise its disclosure relating to its disclosure controls and procedures as follows:

Disclosure Controls and Procedures

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness, as of June 30, 2011, of our disclosure controls and procedures, as such term is defined in Exchange Act Rule 13a-15(e).  Based on this evaluation, they concluded that, as of such date, our disclosure controls and procedures were not effective due to the material weakness in our internal control over financial reporting described below.

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Tia Jenkins Securities and Exchange Commission November 2, 2011 Page 8

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP